UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                      to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan

Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	18
Schedule G, Part III: Nonexempt Transactions	19

Signature	20

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee and the Benefits Policy Committee of the Cardinal Health 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 22, 2009

Cardinal Health 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31
	2008	2007
Assets
Plan’s interest in Master Trusts’ assets at fair value	$1,456,713,582	$2,082,048,259
Participant loans, net of reserve for defaulted loans of $1,780,604 and $2,046,596 at December 31, 2008 and 2007, respectively	57,330,633	56,261,883
Receivables:
Company contributions	—	4,330,773
Participant contributions	—	3,182,337
Interest	—	166,849

Total receivables	—	7,679,959

Total assets	1,514,044,215	2,145,990,101

Liabilities
Accrued fees	302,248	442,204

Total liabilities	302,248	442,204

Net assets reflecting investments at fair value	1,513,741,967	2,145,547,897
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	26,207,943	(1,571,454)

Net assets available for benefits	$1,539,949,910	$2,143,976,443

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment (loss) income:
Interest	$4,563,165	$4,381,361
Plan’s interest in Master Trusts’ net investment (loss) gain	(576,478,401)	115,803,160

Total investment (loss) income	(571,915,236)	120,184,521
Contributions:
Company	101,040,322	111,728,350
Participant	108,086,749	108,461,452
Rollovers	12,669,207	56,173,578

Total contributions	221,796,278	276,363,380

Total (reductions) additions	(350,118,958)	396,547,901

Deductions from net assets attributed to:
Benefits paid to participants	252,249,965	328,381,612
Decrease in reserve for defaulted participant loans	(265,992)	(339,593)
Administrative expenses	1,893,567	1,866,433
Net assets transferred to other qualified plans	30,035	2,956,165

Total deductions	253,907,575	332,864,617

Net (decrease) increase prior to ERISA litigation settlement	(604,026,533)	63,683,284
ERISA litigation settlement with the Plan Sponsor	—	30,076,078

Net (decrease) increase	(604,026,533)	93,759,362

Net assets available for benefits:
Beginning of year	2,143,976,443	2,050,217,081

End of year	$1,539,949,910	$2,143,976,443

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

General

The Cardinal Health 401(k) Savings Plan (the “Plan”) is a defined contribution plan covering substantially all U.S. employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries not covered by a collective bargaining agreement upon their date of hire, or upon completion of one month of service prior to January 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Main Master Trust”), the Cardinal Health Balanced Fund (the “Balanced Master Trust”), and the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) were established for the Plan and certain other plans of the Company. See Note 3 for more information regarding the master trusts.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Fidelity Management Trust Company (“Fidelity”) serves as the Plan trustee, record keeper and asset custodian.

Sale of Pharmaceutical Technologies and Services Segment

On April 10, 2007, the Company completed the sale of its Pharmaceutical Technologies and Services segment, other than certain generic-focused businesses (the segment, excluding the certain generic-focused businesses, is hereinafter referred to as the “PTS Business”), to Phoenix Charter LLC (“Phoenix”), an affiliate of The Blackstone Group, pursuant to the Purchase and Sale Agreement between the Company and Phoenix, dated as of January 25, 2007 and as amended as of March 9, 2007, April 10, 2007 and June 22, 2007. As a result of the sale, net assets of approximately $84,750,000 were distributed to Plan participants and subsequently remitted to a qualified plan of the PTS Business. The sale of the PTS Business did not result in a partial plan termination or result in a material adverse financial effect with regard to investment contracts as described in Note 3.

Acquisition of Viasys Healthcare Inc.

During 2007, the Company acquired Viasys Healthcare Inc. (“Viasys Healthcare”). Related to this acquisition, the Committee amended the Plan effective July 1, 2007 to provide for the acceptance of rollovers of participant loans into the Plan, and for employees previously participating in the Viasys Healthcare Inc. Retirement and Savings Plan (the “Viasys Plan”), to provide for the acceptance of the existing provisions of such loans.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Planned Spin-Off of CareFusion Corporation

On September 29, 2008, the Company announced that it intended to separate its clinical and medical products businesses from its other businesses, including its healthcare supply chain services business, through a pro rata distribution to the Company’s shareholders of a wholly owned subsidiary formed for the purpose of holding the clinical and medical products businesses (the “Planned Spin-Off”). On March 31, 2009, CareFusion Corporation (“CareFusion”), the subsidiary formed to effect the Planned Spin-Off, filed a Form 10 registration statement for the Planned Spin-Off outlining the Company’s plan to spin off at least 80% of the outstanding common stock of CareFusion through a pro rata distribution to the Company’s shareholders, with the Company retaining the remaining shares of CareFusion common stock. On June 26, 2009, CareFusion filed a third amendment to that Form 10 registration statement.

The Planned Spin-Off is subject to final approval by the Company’s Board of Directors, as well as a number of additional conditions.

The Company continues to target the summer of 2009 to complete the Planned Spin-Off, although some of the conditions to completing the transaction may delay the Planned Spin-Off until later in the year. The Company’s goal is to complete the Planned Spin-Off later in 2009, but no assurance can be provided as to the timing of the Planned Spin-Off or that all conditions to the Planned Spin-Off will be met. If the Spin-Off is completed, certain participants of this Plan will be allowed to keep their funds in this Plan or transfer them to a similar 401(k) plan established by CareFusion. Upon this event, it is likely that this Plan will experience a partial plan termination and as such all affected participants will become fully vested. The Planned Spin-Off is not expected to result in a material adverse financial effect with regard to investment contracts as described in Note 3.

ERISA Litigation against Cardinal Health

Beginning in July 2004, multiple purported class action complaints were filed against the Company and certain of its officers, directors and employees by purported participants in the Plan alleging violation of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). All of these actions were filed in the United States District Court for the Southern District of Ohio, where they were consolidated into a single proceeding (the “ERISA Litigation”).

The ERISA Litigation purported to be brought on behalf of participants in the Plan. The consolidated complaint in the ERISA Litigation alleged that the defendants breached certain fiduciary duties owed under ERISA, generally asserting that the defendants failed to make full disclosure of the risks to the Plan’s participants of investing in the Company’s stock, to the detriment of the Plan’s participants and beneficiaries, and that Company stock should not have been made available as an investment alternative for the Plan’s participants. The misstatements alleged in the ERISA Litigation significantly overlapped with the misstatements alleged in the Cardinal Health federal securities actions described in the Company’s SEC filings. The consolidated complaint in the ERISA Litigation sought unspecified money damages, equitable relief against the defendants, and an award of attorney’s fees. On March 31, 2006, the Court granted the defendants’ motion to dismiss the consolidated complaint with respect to Putnam Fiduciary Trust Company (the former trustee of the Plan) and with respect to plaintiffs’ claim for equitable relief. The Court denied the remainder of the motion to dismiss filed by the Company and certain defendants. On September 8, 2006, the plaintiffs filed a motion for class certification, seeking certification of a class of Plan participants who bought or held Company shares in their Plan accounts between October 24, 2000 and July 2, 2004.

On June 21, 2007, the defendants entered into a class action settlement agreement with the plaintiffs regarding a settlement of the ERISA Litigation. The settlement agreement provided that the ERISA Litigation would be terminated for a payment by the Company to the Plan of $40 million, with the net proceeds of the settlement apportioned to the Plan accounts of participants who bought or held Company shares in their Plan accounts between October 24, 2000 and July 2, 2004. On October 24, 2007, the Court entered a final order approving the

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

settlement and dismissing all claims asserted in the ERISA Litigation against the defendants. In accordance with the final settlement, $30,076,078 (net of attorney fees) was deposited into the Plan by December 31, 2007 and represented unallocated assets at December 31, 2007. Settlement proceeds plus interest, in the total amount of $30,442,997, were then distributed to the class members’ individual plan accounts on April 11, 2008.

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, transition benefit, special and discretionary profit sharing contributions.

Participants may elect to contribute up to 50% of their compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $5,000 during 2008 and 2007 as a catch-up contribution. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

Matching contributions sufficient to meet the safe harbor requirements under the Internal Revenue Code (the “Code”) were made to each eligible participant. Specifically, the Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group. The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation. Transition benefits are contributed to certain qualifying participant accounts based on compensation levels and years of service.

Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing, transition benefit contributions and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their elective deferral, safe harbor, qualified matching and transition benefit contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary, special and non-safe harbor contributions after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined by the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to non-highly compensated participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Committee.

Forfeitures used to reduce Company contributions and pay reasonable expenses were $9,467,202 and $1,176,547 during 2008 and 2007, respectively. At December 31, 2008 and 2007, forfeited non-vested accounts were $584,345 and $6,455,926, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Primarily, loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts in the footnotes have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

New Financial Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Refer to Note 4 for additional information regarding the Plan’s adoption of this Statement.

Investment Valuation and Income Recognition

The Plan follows FASB Staff Position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

This amount represents the difference between fair value and contract value of investment contracts issued by the insurance companies and banks that are considered fully benefit-responsive.

Payment of Benefits

Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts

Certain of the Plan’s investments are held in the Main Master Trust, Balanced Master Trust, and Stable Value Master Trust (collectively, the “Master Trusts”) which were established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trusts are based on account balances of the participants and their elected investment funds. The Master Trusts’ assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trusts. The Plan’s interest in Master Trusts’ net investment (loss) gain presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are A+ – AAA/Aa3 – Aaa.

Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 4.12% to 5.18% and 3.84% to 5.64% at December 31, 2008 and 2007, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2008 and 2007, the average yield for the investment contracts based on actual earnings was 6.21% and 5.07%, respectively.

For the years ended December 31, 2008 and 2007, the average yield adjusted to reflect the actual interest rate credited to participants was 4.60% and 5.32%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which is considered outside the normal operations of the Plan, which the contract issuer determines to be a material adverse financial effect on the issuer’s interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participants to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) any group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable.

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts (continued)

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The assets in the Master Trusts were as follows:

	December 31, 2008
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$669,561,340	$238,774,965	$—
Common collective trusts	117,670,859	—	341,141,571
Cardinal Health, Inc. common shares	143,078,008	—	—
Guaranteed investment contracts	—	—	10,330,400
Cash and pending activity	145,434	488,441	(148,419)

Total net assets in Master Trusts at fair value	930,455,641	239,263,406	351,323,552
Bank wrappers at fair value	—	—	456,706
Adjustment from fair value to contract value	—	—	27,099,950

Total net assets in Master Trusts	$930,455,641	$239,263,406	$378,880,208

Plan’s ownership percentage in:
Master Trusts	94%	99%	97%
Each investment held of the Master Trusts:
Mutual funds	95%	99%	—
Common collective trusts	96%	—	97%
Cardinal Health, Inc. common shares	89%	—	—
Other	99%	99%	97%

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts (continued)

	December 31, 2007
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$1,115,521,172	$290,513,271	$—
Common collective trusts	200,951,823	—	323,734,431
Cardinal Health, Inc. common shares	228,004,802	—	—
Guaranteed investment contracts	—	—	27,415,590
Cash and pending activity	100,656	39,468	(105,080)

Total net assets in Master Trusts at fair value	1,544,578,453	290,552,739	351,044,941
Bank wrappers at fair value	—	—	(17,431)
Adjustment from fair value to contract value	—	—	(1,625,552)

Total net assets in Master Trusts	$1,544,578,453	$290,552,739	$349,401,958

Plan’s ownership percentage in:
Master Trusts	94%	99%	97%
Each investment held of the Master Trusts:
Mutual funds	95%	99%	—
Common collective trusts	96%	—	97%
Cardinal Health, Inc. common shares	87%	—	—
Other	88%	99%	97%

The investment (loss) income of the Master Trusts was as follows for the years ended December 31:

	December 31, 2008
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$2,116,645	$14,681,154	$16,233,291
Net (depreciation) appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	(390,465,792)	(87,679,355)	—
Cardinal Health, Inc. common shares	(93,359,717)	—	—

	(483,825,509)	(87,679,355)	—
Estimated fair value:
Common collective trusts	(70,881,606)	—	1,367,424

Net (depreciation) appreciation in the fair value of investments:	(554,707,115)	(87,679,355)	1,367,424

Total investment (loss) income	$(552,590,470)	$(72,998,201)	$17,600,715

Plan’s investment (loss) income percentage	94%	99%	97%

Notes to Financial Statements (continued)

3.	Assets Held in Master Trusts (continued)

	December 31, 2007
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$1,795,041	$16,358,122	$16,118,762
Net (depreciation) appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	83,484,652	10,266,156	—
Cardinal Health, Inc. common shares	(21,989,607)	—	—

	61,495,045	10,266,156	—
Estimated fair value:
Common collective trusts	11,403,938	—	1,626,162

Net appreciation in the fair value of investments:	72,898,983	10,266,156	1,626,162

Total investment income	$74,694,024	$26,624,278	$17,744,924

Plan’s investment income percentage	97%	99%	97%

Notes to Financial Statements (continued)

4.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provision of SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

-   quoted prices for similar assets or liabilities in active markets;

-   quoted prices for identical or similar assets or liabilities in inactive markets;

-   inputs other than quoted prices that are observable for the asset or liability; and

-   inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at measured fair value.

Mutual funds and common shares market values are determined by quoted market prices reported on the active market on which they are traded. Common collective trusts’ fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates. The trustee sponsoring the common collective trusts has estimated the fair value of those common collective trusts investing in investment contracts with insurance companies and banks. The fair value of investment contracts and contract wrappers issued by insurance companies and banks is estimated based on discounting the related cash flows.

Participant loans are valued based on the remaining unpaid principal balance, plus any accrued but unpaid interest, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

4.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the assets in the Master Trusts at fair value as of December 31, 2008. The following table does not include the Plan’s interest in participant loans because that information is disclosed separately below:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$908,336,305	$—	$—	$908,336,305
Common collective trusts	—	458,812,430	—	458,812,430
Cardinal Health, Inc. common shares	143,078,008	—	—	143,078,008
Guaranteed investment contracts	—	10,330,400	—	10,330,400
Bank wrappers	—	—	456,706	456,706
Cash and pending activity	—	485,456	—	485,456

Total assets at fair value	$1,051,414,313	$469,628,286	$456,706	$1,521,499,305

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets not part of the Master Trusts as of December 31, 2008:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Participant loans, net	$—	$—	$57,330,633	$57,330,633

Total assets at fair value	$—	$—	$57,330,633	$57,330,633

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Participant loans, net	Bank wrappers
Balance, beginning of year	$56,261,883	$(17,431)
Unrealized gains	—	474,137
Purchases, sales, issuances, and settlements (net)	1,068,750	—

Balance, end of year	$57,330,633	$456,706

Notes to Financial Statements (continued)

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 17, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. We are aware of certain operation issues that, if not properly corrected, could be treated by the IRS as “Qualification Failures,” as defined in IRS Revenue Procedures 2008-50, which in turn could affect the tax qualified status of the Plan and its related trust. We will be taking steps to correct these issues. If necessary, the tax qualification issues will be resolved directly with the IRS. A favorable resolution is expected. Accordingly, we believe the Plan, as amended will remain qualified and the related trust is tax exempt.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Parties-In-Interest

Certain Plan investments held by the Main Master Trust at December 31, 2008 and 2007 were shares of mutual funds managed by Fidelity. Fidelity serves as the trustee as defined by the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan’s holdings of $126,656,171 and $199,046,630 of Cardinal Health, Inc. common shares were held by the Main Master Trust at December 31, 2008 and 2007, respectively.

Notes to Financial Statements (continued)

9.	Asset Transfers

As a result of the Viasys Healthcare acquisition and PTS Business divestiture by the Company and transfers of assets to other qualified plans, the following net assets available for benefits were transferred out of (into) the Plan during 2008 and 2007:

Multiple dates in 2008	Loans transferred from other qualified plans during 2008	$(120,903)
Multiple dates in 2008	Loans transferred to other qualified plans during 2008	150,938

	Net assets transferred to other qualified plans during 2008	$30,035

Multiple dates in 2007	Loans transferred out related to the PTS Business divestiture	$3,751,550
September 24, 2007	Loans transferred in from the Viasys Plan	(857,863)
Multiple dates in 2007	Assets transferred related to the PTS Business divesture	60,192
July 6, 2007	Inter-plan transfers between Cardinal Health, Inc. qualified plans	2,286

	Net assets transferred to other qualified plans during 2007	$2,956,165

10.	Nonparticipant-Directed Investment

Information about the net assets and significant components of the changes in net assets relating to a nonparticipant-directed investment held in the Main Master Trust used to hold the ERISA Litigation proceeds (see Note 1) is as follows:

	December 31
	2008	2007
Net assets:
Interest in Main Master Trust	$—	$30,159,022

	$—	$30,159,022

	Year Ended December 31, 2008	Year Ended December 31, 2007
Changes in net assets:
Plan’s interest in Main Master Trust net investment gain	$311,163	$82,944
Expenses	(27,188)	—
ERISA litigation settlement with the Plan Sponsor	—	30,076,078
Allocation of settlement funds to participants into participant directed investments	(30,442,997)	—

	$(30,159,022)	$30,159,022

Notes to Financial Statements (continued)

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$1,539,949,910	$2,143,976,443
Amounts allocated to withdrawing participants	(143,172)	(85,918)
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	(26,445,792)	1,578,791

Net assets available for benefits per Form 5500	$1,513,360,946	$2,145,469,316

The following is a reconciliation of the net (decrease) increase in net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net (decrease) increase in assets per the financial statements	$(604,026,533)	$93,759,362
Net investment (loss) income difference between fair value and contract value	(28,024,583)	2,708,046
Amounts allocated to withdrawing participants—current year	(143,172)	(85,918)
Amounts allocated to withdrawing participants—prior year	85,918	203,920
Net assets transferred to other qualified plans	30,035	2,956,165

Net (loss) income per Form 5500	$(632,078,335)	$99,541,575

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$252,249,965	$328,381,612
Amounts allocated to withdrawing participants—current year	143,172	85,918
Amounts allocated to withdrawing participants—prior year	(85,918)	(203,920)
Corrective distributions	(28,882)	(67,406)

Benefits paid to participants per Form 5500	$252,278,337	$328,196,204

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, but not yet paid at that date.

12.	Subsequent Event

The Committee approved reducing the discretionary employer contribution and additional discretionary employer contribution for Social Security Integration (SSI) from 3% to 2% beginning with the April 17, 2009 payroll and continuing through June 30, 2010.

Cardinal Health 401(k) Savings Plan

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

EIN: 31-0958666    Plan Number: 055

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Loans:
**	Participant loans	Interest rates ranging from 4.0% to 10.5% with varying maturity dates through 2026	$57,330,633

Total			$57,330,633

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest

Cardinal Health 401(k) Savings Plan

Schedule G, Part III: Nonexempt Transactions

For the Year Ended December 31, 2008

EIN: 31-0958666            Plan Number: 055

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in interest
Cardinal Health, Inc.	Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

Plan sponsor received from the Plan an expense reimbursement twice during 2008. Plan sponsor corrected this nonexempt transaction by refunding the extra expense reimbursement to the Plan, plus applicable interest during 2008.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
-	-	-	-

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
115,787	117,360	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(k) SAVINGS PLAN

Date: June 29, 2009	/s/ Monica Foster
Monica Foster Financial Benefit Plans Committee Member